UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SANCHEZ MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units Representing

Limited Partner Interests

(Title of Class of Securities)

79971C201

(CUSIP Number)

Antonio R. Sanchez, III

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 79971C201

1	Names of Reporting Persons Antonio R. Sanchez, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,137,417

	8	Shared Voting Power 35,320

	9	Sole Dispositive Power 1,137,417

	10	Shared Dispositive Power 35,320

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,737

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 6.11%(1)

14	Type of Reporting Person IN

(1)  Based on 19,188,086 Common Units issued and outstanding as of May 23, 2019.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) relates to the common units (“Common Units”) representing limited partner interests in Sanchez Midstream Partners LP (formerly Sanchez Production Partners LP), a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background

(a)           This statement is being filed by Antonio R. Sanchez, III (the “Reporting Person”).

(b)                                 The business address of the Reporting Person is:

c/o Sanchez Oil & Gas Corporation
1000 Main Street, Suite 3000
Houston, Texas 77002

(c)                                  The present principal occupation of the Reporting Person is the President and Chief Executive Office of Sanchez Energy Corporation, a Delaware corporation (“Sanchez Energy”). Sanchez Energy’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002. Sanchez Energy is an independent exploration and production company focused on the acquisition and development of unconventional oil and natural gas resources in the onshore U.S. Gulf Coast. The Reporting Person is also the Co-President of Sanchez Oil & Gas Corporation, a Delaware corporation (“SOG”). SOG’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002. SOG is engaged in the management of oil and natural gas properties on behalf of its related companies. The Reporting Person is also the Chairman of the board of directors (the “Board”) of Sanchez Midstream Partners GP LLC (“SNMP GP”), a Delaware limited liability company and the general partner of the Issuer. SNMP GP’s principal executive office is 1000 Main Street, Suite 3000, Houston, Texas 77002. SNMP GP is the sole general partner of the Issuer and the Issuer is a publicly-traded limited partnership focused on the acquisition, development, ownership and operation of midstream and other energy related assets in North America.

(d)                                 During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Amended and Restated Shared Services Agreement (the “Services Agreement”), which is incorporated herein by reference as Exhibit A, by and between Issuer and SP Holdings, LLC, a Delaware limited liability company (“SP Holdings”), dated as of March 6, 2015, SP Holdings provides services that the Issuer requires to operate its business, including overhead, technical, administrative, marketing, accounting, operational, information systems, financial, compliance, insurance, acquisition, disposition and financing services, in exchange for, among other things, a quarterly asset-based fee and reimbursement of all allocated overhead costs as well as any direct third-party costs incurred. SP Holdings may elect to receive the asset-based fee and certain transaction based fees in Common Units (based on, if applicable, the 30-day trading average closing price of the Common Units prior to the date SP Holdings provides notice of its election to receive Common Units) or other securities of the Issuer.  SOG is the shared services provider providing services to the Issuer under the Services Agreement.

For the first quarter of 2019, SP Holdings elected to receive the asset-based fee in Common Units and, as a result, on May 23, 2019, the Issuer distributed 887,269 Common Units (the “Distributed Units”) to SP Holdings (the “Issuer Distribution”). Immediately following the Issuer Distribution on May 23, 2019, (a) SP Holdings distributed the Distributed Units to SP Capital Holdings, LLC, a Delaware limited liability company (“SP Capital”), for no consideration (the “SP Holdings Distribution”), and (b) SP Capital distributed (i) 820,724 of the Distributed Units to its members on a pro rata basis and for no consideration (32,830 Common Units to Antonio R. Sanchez, Jr., 213,388 Common Units to each of the Reporting Person, Eduardo A. Sanchez and Patricio D. Sanchez, and 147,730 Common Units to Ana Lee S. Jacobs (Antonio R. Sanchez, Jr., Eduardo A. Sanchez, Patricio D. Sanchez, and Ana Less S. Jacobs are collectively referred to as the “Reporting Person Family Members”) concurrent with the Issuer Distribution and the SP Holdings Distribution (the “SP Capital Member Distribution”), and (ii) the remaining 66,545 Distributed Units to Gerald F. Willinger concurrent with the Issuer Distribution, SP Holdings Distribution and SP Capital Member Distribution (the “SP Capital Willinger Distribution” and, together with the SP Holdings Distribution and the SP Capital Distribution, the “Concurrent Distributions”).  The Concurrent Distributions occurred concurrently with the Issuer Distribution.

Item 4. Purpose of Transaction

The information set forth in Items 5 and 6 is incorporated into this Item 4 by reference.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Units of the Issuer upon his receipt of 213,388 Common Units issued in connection with the SP Capital Member Distribution. The Reporting Person acquired Common Units of the Issuer for investment purposes and in his capacity as the Chairman of the Board, the Reporting Person intends to participate in and influence the affairs of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person.  The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

The information set forth on the cover page and in Item 3 of this Schedule 13D is incorporated into this Item 5 by reference.

(a)                                 The aggregate number of Common Units to which this Schedule 13D relates is 1,172,737 Common Units. As of May 23, 2019, there were 19,188,086 Common Units of the Issuer issued and outstanding. As of May 23, 2019, Common Units held by the Reporting Person represent approximately 6.11%.

(b)                                 The Reporting Person is the beneficial owner of, and has (i) the sole power to vote or direct the vote and to dispose or to direct the disposition of, 1,137,417 Common Units, and (ii) shared power to vote or direct the vote and to dispose or to direct the disposition of, 35,320 Common Units.

SOG is the sole record owner of 35,320 Common Units, or approximately 0.2% of a total of 19,188,086 Common Units issued and outstanding. SOG is managed by the Reporting Person and certain of the Reporting Person Family Members. Thus, the Reporting Person may be deemed to share voting and dispositive power over the Common Units held by SOG. The Reporting Person disclaims beneficial ownership of the Common Units held by SOG except to the extent of such Reporting Person’s pecuniary interests therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the Common Units held by SOG for purposes of Section 16 or for any other purpose.

(c)                                  Except as set forth in this Schedule 13D, there have been no other reportable transactions with respect to the Common Units within the last 60 days by the Reporting Person.

(d)                                 Except as set forth herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Common Units beneficially owned by the Reporting Person.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 2 and Item 3 is incorporated into this Item 6 by reference.

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer.

Under the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 14, 2015, between SNMP GP, SP Holdings, and any other persons who become partners in the partnership (the “Second A&R Partnership Agreement”), which is incorporated by reference herein as Exhibit B.  Amendment No. 1 to the Second A&R Partnership Agreement (“Amendment No. 1”) and Amendment No. 2 to the Second A&R Partnership Agreement (“Amendment No. 2”) are incorporated by reference herein as Exhibits C and D, respectively (the Second A&R Partnership Agreement, as amended by Amendment No. 1 and Amendment No. 2, the “Partnership Agreement”). The holders of Common Units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under the Partnership Agreement. The description of the relative rights and privileges of holders of Common Units to partnership distributions and the rights and privileges of limited partners under the Partnership Agreement, including voting rights, is included in the Partnership Agreement. The Reporting Person is entitled to receive his pro rata portion of the distributions the Issuer makes in respect of its Common Units.

In connection with his role as Chairman of the Board, the Reporting Person has received grants of Common Units pursuant to the Sanchez Production Partners LP Long-Term Incentive Plan (the “LTIP”), incorporated by reference herein as Exhibit E and the Award Agreement Relating to Restricted Units, the form of which is incorporated by reference herein as Exhibits F. Restricted units vest in accordance with the vesting schedule in the corresponding Award Agreement Relating to Restricted Units.  Except in connection with a change in control (as defined in the LTIP) or in the discretion of the Board, any unvested restricted units will be forfeited upon such time as the grantee is no longer an officer, employee, consultant or director of the Issuer, SNMP GP, any of their affiliates or any other person performing bona fide services for the Issuer and its subsidiaries.

As disclosed in Item 2 and Item 3 above, SP Holdings is a party to the Services Agreement and has issued Common Units received as payment of the asset-based fee indirectly, through SP Capital, to the Reporting Person. The Reporting Person is a Co-President of SOG, which is the shared services provider providing services to the Issuer under the Services Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit A

Amended and Restated Shared Services Agreement, dated as of March 6, 2015, between SP Holdings, LLC and Sanchez Production Partners LP (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Sanchez Production Partners LP on May 15, 2015, File No. 001-33147).

Exhibit B

Second Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP on October 14, 2015, File No. 001-33147).

Exhibit C

Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Sanchez Production Partners LP, effective as of January 25, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Production Partners LP on January 27, 2017, File No. 001-33147).

Exhibit D

Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Sanchez Midstream Partners LP, effective as of August 9, 2017 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Sanchez Midstream Partners LP on August 15, 2017, File No. 001-33147).

Exhibit E

Sanchez Production Partners LP Long-Term Incentive Plan (incorporated herein by reference to Exhibit 4.6 to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LP on March 6, 2015, File No. 333-198440).

Exhibit F

Form of Award Agreement Relating to Restricted Units (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Sanchez Midstream Partners on March 7, 2019, File No. 001-33147).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2019

/s/ Antonio R. Sanchez, III
Name:	Antonio R. Sanchez, III